AYA GOLD & SILVER INC. / REPORT ON FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS (2025)     1

About this Report

On January 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”), came into force. The Act imposes on entities within its scope to report annually on the actions they have taken in the preceding financial year to mitigate the risks that child labor or forced labor was used within their operations or their supply chains, both in Canada and elsewhere. This report has been prepared by Aya Gold & Silver Inc. (“Aya”, the “Corporation”, “we”, “our” or “us”) to meet the requirements of the Act for the financial year ended December 31, 2025 (the “Report”).
In this Report, “modern slavery” refers specifically to “forced labour” and “child labour”, as defined in the Act.
This Report as well as additional information pertaining to our human rights approach can be accessed on our website at www.ayagoldsilver.com. For any inquiries or feedback about this report, please contact governance@ayagoldsilver.com.
Forward-Looking Information

This Report contains forward-looking statements relating to Aya’s policies and practices with respect to modern slavery risk management, including statements of current intention and expectation and statements of opinion. There can be no assurance that such statements will prove to be accurate, Aya's actual results and future events could differ materially from those anticipated in this forward-looking information, including as a result of the factors discussed in the "Risk Factors" section in Aya’s Annual Information Form dated March 30, 2026, which is available on SEDAR+ and EDGAR. Except as required by applicable laws or regulations, Aya does not undertake to publicly update or review any forward-looking statements.
Structure, Activities and Supply Chain

Organizational Structure and Activities
Aya is a rapidly growing, Canadian-based silver producer with a strong footprint in Morocco. The Corporation was incorporated under the Canada Business Corporations Act in 2007 and is listed on the Toronto Stock Exchange (TSX: AYA) and on Nasdaq (Nasdaq: AYA). The head office of Aya is located at 1320 Graham Boulevard, suite 132, Town of Mount Royal, Quebec, Canada, H3P 3C8.
Aya is focused on the operation, acquisition, exploration and development of silver and gold deposits. Aya currently operates mining and milling facilities at its Zgounder Silver Mine, located approximately 260 kilometers east of Agadir, within the Proterozoic Siroua Massif of the Anti-Atlas range in the Kingdom of Morocco (“Morocco”). Aya also owns Boumadine, a key development-stage polymetallic project and asset, which is located in the Province of Errachidia, Morocco, ~220 km east of the City of Ouarzazate and 70 km southwest of the City of Errachidia. While a feasibility study for the production of zinc, lead and pyrite concentrates from the Boumadine deposit is currently underway, the Corporation has already commenced, in 2025, the commercial production of pyrite concentrate from a historical flotation stockpile located within the Boumadine mining license. Both the Zgounder Silver Mine and
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Boumadine Polymetallic Project are held indirectly by Aya's wholly-owned subsidiaries within the Abu Dhabi Global Market, United Arab Emirates and, Aya Gold & Silver Maroc S.A. (“AGSM”), Zgounder Millenium Silver Mining S.A (“ZMSM,”) and Boumadine Global Mining S.A. ("BGM"), which were all three incorporated under the laws of Morocco, and each have a head office located in the city of Casablanca, Morocco. In addition, through its subsidiaries, Aya owns Imiter-Bis, a non-material exploration property which is also located along the prospective South-Atlas Fault in Morocco.The following diagram depicts the corporate structure of Aya and its subsidiaries, in relation to the Zgounder Silver Mine and the Boumadine Polymetallic Project, as at December 31, 2025:

Note. Prior to a corporate reorganization in 2025, BGM was owned on a 85%-15% basis by Aya and the Office National des Hydrocarbures et des Mines ("ONHYM"). Further to the reorganization, the ONHYM was diluted with the right to re-subscribe to 15% of the share capital of BGM at any time upon notice until December 31, 2026.

From 2022 to 2024, the Zgounder Silver Mine underwent an important expansion to increase its throughput from 700 tonnes per day (“tpd”) to 2,700 tpd (the “Expansion Project”) The new mill at the Zgounder Silver Mine was commissioned and reached commercial production in late December 2024. Over the course of 2025, the expanded Zgounder Silver Mine went through the ramp-up phase and 4,829,151 ounces ("oz") of silver were produced, with 1,178,420 tonnes ("t") of ore having been processed and 1,038,132 t of ore having been mined, out of which 644,956 t came from the open pit and 393,176 t came from the underground mine.
With respect to the Boumadine stockpile reclaim, in 2025, a total of 172,129 oz of silver equivalent were produced, at a Ag/Au ratio of 71. 13,498 t were extracted and crushed from the historical pyrite stockpile.
In combining the outputs of the Zgounder Silver Mine and the Boumadine Polymetallic Project, the Corporation, in 2025, produced a total of 5,001,280 oz of silver equivalent.
As at February 1, 2026, the Corporation had a total of 786 employees based in Morocco and 24 employees based in Canada.
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Supply Chain
Aya works with suppliers from all continents, ranging from local businesses to international companies. The Procurement Department of Aya is based in Casablanca. It is responsible, together with the President & General Manager - Morocco, for procurement governance, with oversight by Aya’s Chief Legal & Sustainability Officer (“CLSO”).

2025 Suppliers - Country of Origin
United Kingdom, 1%
Others combined,6%
Germany, 1%
France, 2%
Spain, 3%
China, 3%
Canada, 6%
Morocco, 78%

In 2025, Aya’s operations in Morocco were supported by a network of over 500 product and service suppliers. Approximately 78% of said suppliers were based in Morocco, 6% in Canada, 3% in China, 3% in Spain, 2% in France, 1% in Germany, 1% in the United Kingdom, and approximately 6% were based in various other countries including the United States, Czech Republic, Switzerland, Italy, Ireland, the United Arab Emirates and Burkina Faso. We appreciate that some of these suppliers supply goods that originate from other jurisdictions. The Corporation has not mapped its supply chain beyond tier 1 suppliers.
Our total spend in 2025 for suppliers contracted in relation to our activities in Morocco represented USD$165M (the “2025 Procurement Spend”), of which approximately 84% pertained to the Zgounder Silver Mine and 16% pertained to the Boumadine Polymetallic Project.
77% of our 2025 Procurement Spend supported Moroccan businesses and service providers.
In 2025, a wide range of products and services were procured, including: mechanical, electrical, engineering, geology and topography work, transportation and drilling activities and other operational support activities, audit, legal, security and medical services, raw materials and chemicals, vehicles, equipment, machinery, spare parts, consumables, electricity and gasoil.

Progress in 2025

With regards specifically to the prevention and reduction of the risk that modern slavery be used in our operations and supply chain, we took the following actions throughout the year 2025.
•Launched mandatory training programs focused on labor rights and human rights compliance.
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•Consistently applied our certification process for our new suppliers.
•Followed our established procedure for the continuous evaluation of our supply chain.
•Continued the mandate of the independent firm initially retained in 2023 to complete a human resource on-site audit of ZMSM and sub-contractors, that notably included an assessment of compliance with labor rights. The independent firm monitored the implementation by on-site subcontractors of the action plans designed to bridge the gap between their practices and European Bank for Reconstruction and Development (“EBRD”) performance requirements.

Governance, Policies and Due Diligence

Governance, Policies and Due Diligence
Governance
Aya’s Board of Directors (“Board”) oversees the identification and management of risks pertaining to the Corporation’s business. The Environment, Social and Governance Committee of the Board (the "ESG Committee") oversees more specifically the Corporation’s approach to Environment, Social and Governance ("ESG") matters, including corporate governance, health, safety, community, and human rights, which comprise modern slavery risks.
Aya’s CLSO is responsible for governance practices pertaining notably to modern slavery risks and compliance with applicable laws. The CLSO and the ESG Manager, who reports directly to the CLSO to ensure independence from the operations team, work with the Human Resources and Procurement departments for (a) the identification, assessment and management of modern slavery risks within the Corporation’s supply chain and operations and (b) the development and enforcement of policies pertaining to human rights. The CLSO and the ESG Manager also work with the internal audit team to develop processes that (i) aim to address modern slavery risks, (ii) track their implementation and (iii) allow for the assessment of their effectiveness. They also provide oversight related to the implementation of Aya’s human rights policies. The CLSO reports periodically to the ESG Committee and to the Chief Executive Officer (“CEO”), who ultimately holds the responsibility for managing modern slavery risks within the Corporation’s business.
Policies
In 2025, we streamlined our policies for a more structured and comprehensive approach to various topics including health, safety, community, employment, diversity and human rights, while also making their content clearer and more accessible to all stakeholders. As such, the principles that were previously outlined in our Employment Conduct, Non-Discriminatory Treatment and Equal Opportunity Policy, our Workplace Harassment Policy, our Board Diversity and Inclusion Policy, and our Diversity, Equity and Inclusion Policy are now reflected in our updated People Policy, which complements the principles set out in our Code of Business Conduct and Ethics and our Human Rights Policy with respect to Aya's social responsibility framework.
Code of Business Conduct and Ethics
Our Code of Business Conduct and Ethics applies to Aya, its subsidiaries, its affiliates, its employees, officers, directors, suppliers, contractors, subcontractors, vendors, service providers (including private security service providers). It reflects our commitment to a culture of integrity, excellence, teamwork and accountability and outlines the guiding principles and standards of conduct expected of people at every level of our organization. It requires that all of our activities worldwide comply with applicable laws and regulations and that we maintain a safe workplace by following safety and health rules and practices.
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Suppliers Code of Conduct
Our Suppliers Code of Conduct notably imposes the following obligations on our suppliers, whether they are contractors, subcontractors, suppliers, vendors, or service providers, with respect to the labour standards they are expected to uphold:
•Contributing to eradicating modern slavery, forced labor, child labor, and human trafficking.
•Respecting employees' rights to join trade unions or employee associations without interference.
•Recognizing the right to collective bargaining, without fear of retaliation.
•Complying with local laws on the legal working age and child labor laws.
•Adhering to international standards on modern slavery, children's rights, and non-discrimination.
•Complying with the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work, including the elimination of modern slavery and non-discrimination in respect of employment, and defending children's rights.
•Following maximum working hours laws and provide adequate rest periods.
•Promoting a discrimination-free workplace.
•Not tolerating and eliminating corporal punishment and ensure transparent disciplinary procedures.
•Providing fair wages meeting legal minimums and covering basic living expenses.
•Offering safe and hygienic living conditions for their workers, if accommodation is provided by them.
•Monitoring and upholding labor rights and working conditions throughout operations and the supply chain.
Aya’s commitment to supporting its suppliers in upholding the standards outlined in the Suppliers Code of Conduct is also clearly stated therein.
Human Rights Policy
Our Human Rights Policy presents our commitment to respecting and promoting human rights within our organization and in our interactions with stakeholders. The policy enshrines our guiding commitments and standards with respect to human rights including compliance with applicable laws and regulations in all countries where we operate, including internationally recognized human rights standards such as the Universal Declaration of Human Rights, the United Nations' Guiding Principles on Business and Human Rights, the Guidelines for Multinational Enterprises of the Organization for Economic Co-operation and Development, and the Voluntary Principles on Security and Human Rights. It also reflects our guiding principles related to human rights due diligence, grievance mechanisms, freedom of association and collective bargaining, the prohibition of use of forced labour and child labour, women's rights, equal opportunity and treatment, compensation and living wage, and our violence and conflict policy.
The Human Rights Policy also sets out our expectations for our partners in terms of commitment to upholding human rights and responsible business practices. It applies to our directors, officers, and employees, as well as third parties acting on our behalf, including contractors, subcontractors, consultants, suppliers, vendors, service providers (including private security service providers), intermediaries, agents, and other business partners. The policy includes a strict prohibition of the use of forced, indentured, or child labor in any aspect of Aya’s operations or supply chain.

People Policy
Our People Policy outlines the commitments we made to fostering an inclusive, safe, and respectful workplace while upholding labor rights and ethical business practices, to select and develop our employees, and to establish and maintain a work environment where everyone can take an active part in reaching our strategic goals while being proud of working at Aya. It includes a statement of compliance with all local laws and the the EBRD's Performance Requirement 2 (Labour and Working Conditions) under its Environmental and Social Policy pertaining to child labour, work hours, leaves and overtime. Our commitment to our people is reflected in our dedication to fostering an inclusive, safe, and respectful workplace where diversity is valued, equal opportunity is upheld, and all individuals are treated with dignity. We maintain a zero-tolerance approach to discrimination, harassment, and violence, and ensure fair labor practices, health and safety, and access to grievance mechanisms for all workers, including employees, contractors, and partners. The policy applies to all officers, directors, employees, non-employee workers, and entities controlled or managed by Aya. It also applies to our contractors, subcontractors, suppliers, service providers, and other business partners who perform work for, or on behalf of, Aya.
Whistleblowing Policy
The Corporation's Whistleblowing Policy (the “Whistleblowing Policy”) applies to all of the employees, officers, directors, consultants, contractors, subcontractors, agents of Aya, its subsidiaries and affiliates and members of the communities where we operate. The whistleblowing hotline is operated by a reputable third-party service provider and provides direct reports to the Chair of the Audit and Risk Management Committee (the “Audit Committee”) who is responsible for investigating complaints.
Due Diligence
Supplier Due Diligence and Certification
In 2023, we developed due diligence processes for the purpose of identifying social and environmental risks and impacts related to the activities and the supply chains of our existing and new suppliers. By the end of 2024, we had completed the due diligence process pertaining to our main and critical existing suppliers. The process involved assigning each existing supplier a risk rating, based on an internal assessment of five key indicators, which took into account the environmental and social risks associated notably to their field of activity and jurisdictions of operation. We then sent questionnaires to the suppliers to which a risk rating above a certain threshold had been assigned. The objective of the questionnaires was to collect information pertaining to the most “at risk” suppliers’ adherence to human, labor and environmental laws, rules and international standards. The questionnaires comprised questions aimed specifically at determining their likelihood of impacting human rights and modern slavery risks, including whether they use forced labour or child labour, whether they comply with national and international human rights and labour laws and rules and whether they have been subject of complaints or investigations in that regard. In 2024, all of our then-existing suppliers who had completed a questionnaire confirmed that they did not use forced labour or child labour in their operations.
Since 2024, we have consistently applied our certification procedure for all new suppliers through our QSE Management System. The certification procedure involves the collection of data pertaining to the supplier’s legal, financial and technical capacities appropriate to the products and/or services requested. It also requires that our purchasing department grades the supplier based on a risk rating provided by an external independent source and four other criteria. Questionnaires are sent to suppliers to which a risk rating above a certain threshold is assigned. The questionnaires are used, among other reasons, to assess the supplier’s compliance with national and international human rights, labour laws, rules and standards, their use of forced labour or child labour and, if they have been subject of complaints or investigations in that regard. A supplier may only be certified if they obtain a grade higher than a certain threshold. The certification threshold varies depending on the category of activities of
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the supplier. If a supplier informs that they engage in modern slavery or that they do not respect labor laws and rules, they will not be certified and Aya will not proceed with procurement. A supplier’s certification may be suspended if the supplier becomes subject to any legal proceedings or investigation concerning compliance with applicable labor laws or human rights standards, until such proceedings are finally resolved. As of the date hereof, no supplier failed the certification process based on non-compliance with human rights.
Contractor Audit
In February 2023, ZMSM secured a US$100 million debt financing facility from EBRD and the Climate Investment Funds through its Clean Technology Fund to support the Zgounder Silver Mine Expansion Project (the “Facility”). Drawdowns under the Facility were made conditional upon the Corporation meeting certain ESG milestones and conditions. In this context, ZMSM undertook to conduct a human resources (“HR”) and social audit among its own workforce and its contractors involved in the Expansion Project, for the purposes of:
•Identifying and understanding its practices and those of its contractors in the management of human resources ("HR").
•Analyzing the conformity of the HR practices with national and international laws and the specific performance requirements of EBRD, which includes practices to identify, prevent and mitigate modern slavery risks.
•Determining if and what corrective measures are to be implemented in terms of HR practices to allow Aya and each audited contractor to be aligned with national and international laws and EBRD performance requirements.
Aya mandated an independent firm to conduct a first HR and social audit (the “Initial HR and Social Audit”), which included consideration of ZMSM as well as 9 contractors engaged in the expansion project (the “Selected Contractors”).
The Initial HR and Social Audit was conducted in three phases, which consisted of the following:
•Phase 1: A presentation was made to the Selected Contractors to explain the purposes of the audit and raise awareness regarding the importance of complying with national and international laws and EBRD performance requirements.
•Phase 2: Each of ZMSM and the Selected Contractors were required to provide information and documentation pertaining to their HR practices, including data concerning the employment of minors, the use of forced labor, their employment recruitment process including due diligence practices, their employment contracts, labor conditions, salaries, work schedules and health and safety measures. The audit firm analyzed the information and documentation provided by ZMSM and each Selected Contractor and made recommendations concerning the scope of the on-site assessment to be carried out in phase 3, as well as a proposed action plan to remedy any misalignment with EBRD performance requirements identified.
•Phase 3: Based on the outputs of phases 1 and 2, on-site assessments were carried out by the audit firm to collect further information on the employees of some Selected Contractors and their work conditions.
Phases 1 and 2 were completed in 2023. Phase 3 was completed in 2024, with an audit report having been generated for each Selected Contractor, highlighting specific areas for improvement for each contractor. On this basis, corrective action plans were developed in close collaboration with the relevant contractors.
A regular monitoring mechanism was then established to ensure the effective implementation of these action plans. This monitoring is carried out by an external consultant, whose role is not only to track the progress of actions but also to support contractors in adopting best practices and aligning with the recommendations arising from the audits.
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To date, 5 of the Selected Contractors which continue to operate on-site at ZMSM remain monitored under this system, which has allowed to progressively strengthen their compliance, while fostering a dynamic of continuous improvement in terms of respect for human rights and labor standards.

Identifying, Assessing and Managing Modern Slavery Risks

Context
We have not completed a full supply chain mapping exercise and, through our supplier due diligence and contractor audit processes, we have not identified parts of our supply chain which appear to carry a particular risk of forced labour or child labour. Nevertheless, we are aware that the jurisdiction and industry in which we operate present an inherent risk of modern slavery.
According to the most recent Global Slavery Index, an estimated 2.3 in every 1000 people were in modern slavery in Morocco at any point in 2021, with an estimated total of 85,000 individuals living in modern slavery1. Approximately 4.5% of Moroccan children, between the ages of 10 and 14, were working, with more children vulnerable to child labor in rural areas than urban areas2. The U.S. Department of Labor estimated that, in 2023, the government of Morocco had made moderate advancement in efforts to eliminate the worst forms of child labor, notably by adopting a National Plan to Combat and Prevent Human Trafficking (2023–2030) and by significantly increasing its number of labor inspectors and the number of labor inspections completed within a year. The worst forms of child labor in Morocco were identified as taking place in the following industries in Morocco: farming, fishing, forestry, construction domestic work and maintenance and repair of motor vehicles3. Morocco was not listed in 2024 as a country in which silver is reportedly produced using child labour or forced labour, according to the U.S. Bureau of International Labor Affairs4.
The measures noted below set out steps taken to further identify, assess and manage modern slavery risk within our supply chain and activities.
Employment Practices
We have assessed the risk of child labor or forced labor within our own workforce as low. In Morocco, minors may not be employed before the age of 15. It is also illegal to employ women or minors under the age of 18 for underground mines or for work that presents risks of excessive danger, that exceed their capabilities or that is likely to offend public decency. By only employing individuals aged 18 years or older in our operations, we ensure that the minimum age legal requirements are respected. Furthermore, the terms of employment of all our employees, including their working hours, salaries and conditions, are aligned with national standards and are explicitly stated in written contracts which are drafted in the employees’ native language. CNSS – the public institution responsible for managing the compulsory social security program for all private-sector employees in Morocco, receives a copy of all our employment contracts to ensure compliance with national labour laws and regulations. We do not use third party recruiters to find employees to work on-site.
1. Walk Free 2023, Global Slavery Index 2023, Minderoo Foundation, available from: https://www.walkfree.org/global-slavery-index. The statistics reported in the Global Slavery Index include the number of people who experienced forced labour or forced marriage.
2. U.S. Department of Labor, “2023 Findings on the Worst Forms of Child Labor – Morocco”, available from: https://www.dol.gov/agencies/ilab/resources/reports/child-labor/morocco.
3. Id.
4. U.S. Department of Labor, “The 2024 List of Goods Produced by Child Labor or Forced Labor”, available from:
https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods.
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Notwithstanding the above, we are cognizant that local contractors on whom we heavily rely in the course of our operations may not strictly comply with employment laws in Morocco. We believe that the risks of modern slavery being practiced by our contractors can be mitigated through education, setting clear expectations regarding labour standards within our contracts, and proactive examination of their work practices and teams on our sites.
Ongoing Due Diligence and Audit
As part of our ongoing efforts to identify, assess and manage modern slavery risks pertaining to our supply chain, we send out due diligence questionnaires to a number of existing suppliers on a yearly basis, selected according to their environmental and social risk profile.
As per the requirements of the EBRD, an on-site audit of ZMSM and of its contractors is to be conducted on a yearly basis for the 3 years following the completion of the Expansion Project, which occurred in 2024. The audits are conducted independently and on the same terms as the Initial HR and Social Audit described above for the purpose of assessing the progress made by ZMSM and the Selected Contractors in implementing the auditor’s recommendations and managing labour-related risks.
Contractual Undertakings
At Aya, all purchases made by Aya require a valid purchase order. By accepting a purchase order, the supplier agrees to be bound by Aya's purchase order terms and conditions, and explicitly agrees to complying with the Suppliers Code of Conduct.
Grievance Mechanisms
As part of our stakeholder engagement plan, we established a three-tier operational-level community grievance resolution mechanism that provides individuals and communities around the Zgounder Silver Mine with a transparent and accessible process to raise concerns and seek redress related to the operations and impacts of Aya in the context of the Expansion Project, which could include adverse impacts on human rights. The community relations team at Aya is first responsible for receiving and treating complaints received directly from an individual or through a local intermediary. In case there is no resolution at this first stage, the mechanism provides for the presentation of complaints to the Caïd and communal council. The aim of this second level of the mechanism is to seek external arbitration for discussion and recommendations on the best resolution options, while remaining in a very local context. If the parties involved are unable to reach an agreement on the way forward, the stakeholders can always bring their complaint to the Moroccan justice system for resolution.
In 2023, we have also formalized an employee grievance mechanism, through which internal issues and grievances may be reported, addressed, and resolved. This includes, for example:
•a system for reporting suggestions for improvement and complaints relating to accommodation, catering and other facilities in the mining camp and its annexes;
•a system for reporting needs, requests or complaints expressed by staff representatives on behalf of ZMSM employees within the framework of the Staff Regulations and Personnel Committees and the Consultative Committee;
•satisfaction surveys conducted periodically on various subjects (safety, working conditions, etc.); and
•quarterly Health and Safety Committee meetings.
We adopted a Whistleblowing Policy, which offers various channels through which employees, officers, directors, consultants, contractors, subcontractors, and agents of Aya, its subsidiaries and affiliates, and members of the communities where we operate may raise or disclose concerns about suspected or actual reportable conduct. Such reportable conduct includes breaches of Aya’s Code of Business Conduct and Ethics, any other of the Company’s
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policies, any violation of law or other corporate misconduct or any accounting, internal controls or auditing matters, at any stage. The term “Reportable Conduct” is broadly defined in the Whistleblowing Policy to include but not be limited to criminal offences, breaches of legal obligations, miscarriages of justice, health and safety concerns, damage to the environment, modern slavery and human rights breaches, and any concealment of the foregoing.
The first channel of communication involves writing directly to the Chair of the Audit and Risk Management Committee (the "Audit Committee"), to which the Board has delegated authority to administer the Whistleblowing Policy. Any concern received by a member of management must also be reported to the Chair of the Audit Committee within 48 hours.
The other independent channel of communication allows for anyone to report a concern to an independent integrity hotline, hosted by Red Flag Reporting. The individuals using this service have the opportunity to disclose their concern through a toll-free hotline or in a written manner, through a web form, fax or email. The disclosure can be made in English, French or Arabic and the level of confidentiality/anonymity maintained through the reporting and follow-up is determined by the individual making the disclosure.
The Chair of the Audit Committee is responsible for coordinating, monitoring and conducting the investigation of complaints and reporting to the Audit Committee on a quarterly basis. The Audit Committee is responsible for making recommendations for change, further to investigations being completed. The Whistleblowing Policy specifies that no member of staff who genuinely raises concerns in good faith under the procedure will be dismissed or subjected to any detriment as a result of such action, even if the concerns turn out to be unfounded.
The whistleblowing procedure is notably referenced in our Code of Business Conduct and Ethics, which is posted on our website available to all stakeholders and distributed to employees during ESG training.

Remediation Measures and Loss of Income

No instances or allegations of modern slavery were identified within Aya’s activities or supply chain in 2025. As such, no measures were required to be taken to remediate in that regard, or to remediate any loss of income to the most vulnerable families resulting from measures taken to eliminate the use of forced labour or child labour. Should we find that individuals or communities’ human rights are negatively affected by our activities, we are committed to engaging promptly in processes to mitigate the consequences.
Training Provided to Employees

In 2025, we launched two United Nations Global Compact training programs focused on the following themes:
•Labour rights and decent working conditions, including anti-discrimination, workplace safety, collective bargaining rights, and the elimination of forced and child labour; and
•Human rights compliance and the implementation of the United Nations Guiding Principles on Business and Human Rights in our operations.
The training programs were made available online and mandatory for individuals in the following groups: managers, corporate social responsibility and mining community team, human resources team, health, safety and environment team, procurement and supply team, audit team and the management control team.
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An additional training program was deployed for human resources teams and operational managers. The training aimed to strengthen understanding of labour law and regulatory requirements, with a particular focus on workers’ rights, the prevention of forced labour, and the prohibition of child labour. It also covered employer obligations, human resources best practices, and mechanisms for identifying and reporting risk situations. The sessions raised awareness of human rights issues within the value chain and reinforced participants’ ability to detect potential non-compliance and align practices with international standards.
Assessing Effectiveness

We have not yet measured the effectiveness of our processes to identify, assess and manage modern slavery risks in our supply chain and activities. However, we have notably taken the following steps which will allow us to do so in the future:

•Set up a yearly review of our governance policies, including those pertaining to human rights and supplier conduct.
•Developed and implemented due diligence processes for existing and new suppliers of Aya and tracking their certification processes in our QSE management system.
•Conducted periodic on-site audits of selected contractors, to identify practices misaligned with our policies and standards and tracking their progress toward contractor-specific goals outlined in individualized action plans.

Approval and Attestation

This Report was approved pursuant to section 11(4)(a) of the Act by Aya’s Board of Directors on May 13, 2026.
In my capacity as a Director of Aya and not in my personal capacity, I make this attestation in accordance with the requirements of the Act.
In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.
I have the legal authority to bind Aya.

“Benoit La Salle"
_______________________
Benoit La Salle
President, Chief Executive Officer and Director
Aya Gold & Silver Inc.
May 13, 2026
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